Mail Stop 3561

February 21, 2008

Edward J. Gildea
President and Chief Executive Officer
Converted Organics, Inc.
7A Commercial Wharf West
Boston, MA 02110

  Re: **Converted Organics, Inc.**
    Schedule 14A
    Filed February 19, 2008
    File No. 001-33304

Dear Mr. Gildea:

   We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Issuance of 20% or More of the Outstanding Common Stock, page 16

1. We note that you entered into a purchase agreement on January 24, 2008 that included provisions that may require you to issue shares that exceed the threshold permitted under NASD Rule 4350(i) without shareholder approval. Please revise your disclosure to explain why shareholder approval for the issuance of additional shares was not sought in advance of entering into the purchase agreement.

2. Please also expand your disclosure to describe those "certain provisions" of the purchase agreement and related documents that may require you to issue shares above the threshold number.

3. Please expand your disclosure to discuss what happens if you are unable to obtain shareholder approval for the issuance of the additional shares required by the purchase agreement.

* * * * *

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the Company acknowledging that:
:

*   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

*   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

*   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, you may contact me at (202) 551-3324.

Regards,

John Stickel
Attorney-Advisor

cc: Via Facsimile (503) 241-8014
        Mark A. von Bergen
        Holland & Knight LLP